EXHIBIT 99.9

Negative Pledge / Pari Passu Declaration

I, Dr. Winfried Kill, Parkstrasse 32a, 51427 Bergisch Gladbach, am in a business relationship with Norddeutsche Landesbank – Girozentrale – Friedrichswall 10, 30159 Hannover- hereinafter referred to as ‘NORD/LB’.

With respect to all present and future (including conditional and time limited) claims of NORD/LB against myself from the second supplemental agreement entered into between myself and NORD/LB dated October 15, 2008 to the purchase agreement dated July 29, 2008 regarding the purchase of shares in Remote MDX, Inc., incorporated in Utah, USA, (ISIN US75961Q1013), I hereby assume the following obligations:

1.      Share in the Vessel

I undertake

•

not to sell or (further) encumber the limited partnership interest hold by me in the amount of EUR 11,725,000.00 in MS ‘VEGA LEA’ Schifffahrtsgesellschaft mbH & Co KG, registered with the commercial register of the local court of Hamburg under registration number HRA 105781 (referred to hereinafter as ‘Company’) , with a nominal capital of EUR 11,975,000.00 and

•	not to enter into any obligations the subject of which would be to sell or (further) encumber my partnership interest in the Company.

I furthermore undertake towards NORD/LB to pledge aforesaid partnership interest in the Company to NORD/LB on its first demand, and to provide the approvals of the general partner or any other third parties necessary for such pledge.

2.      Term, Application of General Terms and Conditions, Choice of Law, Venue:

This agreement shall remain in effect until terminated in written form by both parties. NORD/LB will consent to such termination if any and all claims of NORD/LB resulting from the second supplemental agreement to the purchase agreement dated July 29, 2008 are fulfilled not merely temporarily.

The laws of the Federal Republic of Germany shall apply to this agreement.

Non-exclusive venue shall be Hannover, Germany.

3.      Partial Voidness Clause:

Should any provision of this agreement – regardless of the cause – be or become void, the other provisions shall remain in force. The Parties shall replace such void provision with a valid provision that achieves the intended, economic purpose of the void provision as far as possible. The same shall apply to inoperable provisions, and to possible gaps in this agreement.

Signatures:

Bergisch Gladbach, November 13, 2008	/s/ Dr. Winfried Kill
Dr. Winfried Kill

Hannover, November 17, 2008	Norddeutsche Landesbank Girozentrale

/s/ Olaf Hugenberg
Mr. Olaf Hugenberg
/s/ Bernd Sablowsky
Mr. Bernd Sablowsky